Exhibit 12.1

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(dollars in thousands)

	For Years Ended December 31,
	2015	2014	2013	2012
Earnings (loss):
Net loss	$(39,748)	$(28,648)	$(13,317)	$(14,093)
Add: Fixed charges (see below)	1,983	1,335	590	522

	$(37,765)	$(27,313)	$(12,727)	$(13,571)
Fixed charges:
Portion of rents representative of interest factor(1)	$259	$216	$149	$145
Interest on indebtedness	1,724	1,119	441	377

Total fixed charges	$1,983	$1,335	$590	$522
Ratios of earnings to fixed charges(2)	N/A	N/A	N/A	N/A

Deficiency of earnings available to cover fixed charges	$(39,748)	$(28,648)	$(13,317)	$(14,093)

Preferred stock dividends(3)	$—	$11	$27	$35

Total combined fixed charges and preferred stock dividends(3)	$1,983	$1,346	$617	$557

Ratios of earnings to combined fixed charges and preferred stock dividends(4)	N/A	N/A	N/A	N/A

Deficiency of earnings available to cover combined fixed charges and preferred stock dividends	$(39,748)	$(28,659)	$(13,344)	$(14,128)

(1)	One third of rent expense was included in the calculation as it is a reasonable approximation of the interest factor.
(2)	We incurred losses for the years ended December 31, 2015, 2014, 2013 and 2012. Accordingly, our earnings were insufficient to cover fixed charges for such periods, and we are unable to disclose a ratio of earnings to fixed charges for such periods.
(3)	Preferred stock dividends relate to the accretion of convertible preferred stock to redemption value. We accrete preferred stock to redemption value in full in the reporting period the charge occurs.
(4)	We incurred losses for the years ended December 31, 2015, 2014, 2013 and 2012. Accordingly, our earnings were insufficient to cover fixed charges and preferred stock dividends for such periods, and we are unable to disclose a ratio of earnings to combined fixed charges and preferred stock dividends for such periods.